Exxon Mobil Corporation

Randy H. Powers

Human Resources Department

Manager, Compensation, Benefit Plans & Policies

5959 Las Colinas Boulevard

Irving, TX 75039

972 444 1896 Telephone

972 444 1834 Facsimile

ExxonMobil

December 17, 2007

Ms. Carmen Moncada-Terry

Attorney Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C.  20549

Re:

Exxon Mobil Corporation

        Definitive Proxy Statement on Schedule 14A

        Filed April 11, 2007

        File No. 333-128750

Dear Ms. Moncada-Terry:

This letter is in response to our discussion on December 12, 2007 in which you raised additional questions related to the role of the consultant to the Compensation Committee.

Specifically, regarding item #4 in the September 28, 2007 letter from ExxonMobil to the SEC, you requested that we provide supplemental information regarding consultant participation in deliberations of the Compensation Committee and you requested that we explain the weight attributed to input provided by the consultant.

As background, final decisions regarding the compensation and incentive awards for the Named Executive Officers are made by the Committee during their regularly scheduled November meeting in which a representative of the consultant, Pearl Meyer & Partners, participates to provide independent guidance. The Committee also collects information and conducts analysis in meetings throughout the year, which also involve the consultant. For example, in September the consultant makes a full presentation to the Committee to address a range of compensation subjects regarding external trends and the executive compensation program of ExxonMobil.  In other meetings throughout the year the consultant is available to respond to questions and provide independent input as needed when the Committee discusses ExxonMobil established compensation programs, proposed changes to those programs and plans specific to the salary and incentive awards of individual executives.

The types of topics assessed by the consultant and discussed between the consultant and the Committee include the following:

•

General trends in executive compensation across industries, particularly trends that reflect a change in compensation practices in general, and whether the change is relevant to the compensation program of ExxonMobil.  Trends can include items like a shift in the type of compensation utilized by companies such as reduced levels of stock option grants, the design of performance-based awards, salary as a percent of total compensation, etc.

Ms. Carmen Moncada-Terry

December 17, 2007

•

How to interpret the level of compensation of each NEO compared to similar positions across industries, e.g., why other companies may compensate NEO’s at higher or lower levels.

•

The appropriate level of each element of compensation for each NEO at ExxonMobil considering their career experience and tenure in their positions, as well as general performance of the company within our industry.

•

The pace at which compensation levels should be adjusted over future years.

•

How to weight or consider the impact of a compensation change today on future retirement income.

•

The interpretation of general issues involving executive compensation raised by investors and others,  and their relevance to the specific compensation program of ExxonMobil.

•

The relevance of well executed succession planning on executive compensation programs.

•

How the Committee should emphasize or weight one element of compensation versus another to address the long-term nature of our business and long planning lead times.

The input of the independent consultant is given serious consideration as part of the Committee's decision-making process but is not assigned a specific weight versus the other matters considered by the Committee as described in the CD&A.

Very truly yours,

By:   /s/  Randy H. Powers

-------------------------------------------------

Name:  Randy H. Powers

Title:

Manager, Compensation,

Benefit Plans & Policies